UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                      National Discount Brokers Group, Inc.
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01

                        ---------------------------------
                         (Title of Class of Securities)


                                   635646 102
                        ---------------------------------
                                 (CUSIP Number)


Please send all notices and communications to                 with copies to:
DB U.S. Financial Markets Holding Corporation       Cleary, Gottlieb, Steen & Hamilton
     c/o Deutsche Bank AG New York Branch                    One Liberty Plaza
   31 West 52nd Street, New York, NY 10019               New York, New York 10006
          Attention: General Counsel                 Attention: William A. Groll, Esq.
                 212-469-5000                                  212-225-2000



  -----------------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)


                                 October 6, 2000
                ------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

         This Amendment No. 2 amends and supplements the Schedule 13D Statement filed on June 27, 2000, as amended by Amendment No. 1 filed on July 7, 2000 (the "Schedule 13D"), by Deutsche Bank AG ("DBAG") and DB U.S. Financial Markets Holding Corporation ("DBUS"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of National Discount Brokers Group, Inc. ("NDB"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Beginning in mid-September, following an initial contact from a representative of NDB to DBAG's representative on the NDB Board prompted by an unsolicited inquiry NDB had received from a third party, representatives of DBAG had several discussions with representatives of NDB regarding the possibility that DBAG might be interested in acquiring control of NDB, although DBAG neither formulated nor made any plans or proposals in this regard.

         Following several telephone conversations between representatives of DBAG and NDB on October 6, 2000, that same evening DBAG proposed to a representative of NDB the acquisition by DBAG of all of the outstanding equity capital of NDB in a negotiated transaction for US$49 per share of Common Stock in cash. DBAG indicated that its proposal was subject to the approval of both DBAG's Management Board and Supervisory Board as well as to the negotiation of mutually satisfactory merger and stockholder agreements, and expressed the desire of DBAG to work expeditiously with NDB and its Board of Directors and advisors toward such a transaction.

         The representative of NDB indicated a willingness to pursue such proposal and since such time NDB and DBAG have continued to have discussions and negotiations looking toward a transaction reflecting such proposal.

         On October 10, 2000, DBAG's Management Board approved the proposal made to NDB. DBAG's proposal remains subject to the approval of DBAG's Supervisory Board. Additionally, DBAG's proposal remains subject to the negotiation of mutually satisfactory definitive agreements and acceptance of the proposal by NDB and its Board of Directors. There can be no assurance that any transaction will be agreed-upon or, if agreed-upon, consummated or as to the timing thereof.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2000

                                       DEUTSCHE BANK AG


                                       By:
                                           -------------------------------------
                                           Name: Edson Mitchell
                                           Title: Member of Management Board


                                       By:
                                           -------------------------------------
                                           Name: Onder Unsal
                                           Title: Vice President

                                  Exhibit Index


1.  Joint Filing Agreement and Consent.